UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 3)

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☐	Soliciting Material Pursuant to § 240.14a-12

ENDEAVOUR INTERNATIONAL CORPORATION

(Name of Registrant as Specified In Its Charter)

TALISMAN GROUP INVESTMENTS, L.L.C.

TALISMAN REALTY CAPITAL MASTER, L.P.

THE TALISMAN GROUP L.L.C.

TALISMAN GROUP PARTNERS, L.L.C.

TALISMAN FAMILY, L.L.C.

JASON TAUBMAN KALISMAN

(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

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PRELIMINARY PROXY STATEMENT DATED MAY 12, 2014

SUBJECT TO COMPLETION

Talisman Group Investments, L.L.C.

324 Royal Palm Way, Suite 229

Palm Beach, Florida 33480

                , 2014

To Our Fellow Endeavour International Corporation Stockholders,

As a Company stockholder, with a 14.67% beneficial ownership stake, Talisman Group Investments, L.L.C. and the other participants in this solicitation (collectively, “Talisman” or “we”) seek your support to elect directors that have the skills and experience necessary to return the Company to profitability and evaluate appropriate strategic alternatives in a disinterested fashion. We strongly believe that a reconfigured board is a prerequisite for improving the Company’s financial performance and competitive position for the benefit of stockholders. We are therefore seeking your support at the Company’s upcoming 2014 annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on Thursday, May 22, 2014, beginning at 10:00 a.m., local time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010, for the following purposes:

1.	To elect Mr. Jason Taubman Kalisman, our nominee, to the Board of Directors of the Company (the “Board of Directors”) in opposition to Mr. John B. Connally III, one of the Company’s nominees;

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2014;

3.	To reject the Company’s 2014 Stock Incentive Plan;

4.	To vote, on an advisory basis, against the named executive officer compensation; and

5.	To transact any other business that may be properly brought before the Annual Meeting.

Mr. Jason Taubman Kalisman, our nominee, is a significant stockholder and proven public company fiduciary with over a decade of experience, investing in real assets and restructuring distressed corporations. He is committed to working to protect the interest of stockholders and would bring much needed independence to the Board of Directors. We are nominating Mr. Kalisman to replace Mr. Connally because we believe that Mr. Connally has done an inadequate job representing the interests of stockholders. In addition, we question his independence given his interlocking director relationship with Mr. John Seitz, the Company’s co-founder, current Vice Chairman of the Board, and former co-Chief Executive Officer, who also serves as director of Gulf United Energy for which Mr. Connally serves as Chairman and Chief Executive Officer.

The Board of Directors is currently composed of seven (7) directors and the stockholders will elect three (3) directors at the Annual Meeting. As described in the Company’s proxy statement, filed on April 17, 2014, the Company is eliminating the classified structure of the Board of Directors over a period of three years, commencing at the Annual Meeting, which means that four (4) director positions are not subject to election at the Annual Meeting.

Through the attached proxy statement, we are soliciting proxies to elect Mr. Kalisman, our nominee. In addition, pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended, we are soliciting proxies to elect the candidates nominated by the Company other than Mr. Connally. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominee is elected.

Please read this letter and our proxy statement carefully. If you agree that it is time for the Board of Directors to hold the Company’s management accountable, we urge you to vote for a much needed change by signing, dating and returning the enclosed GOLD proxy card today.

Thank you,

Talisman Group Investments, L.L.C.

Whether or not you plan to attend the Annual Meeting, we urge you to vote for the election of Mr. Kalisman, our nominee, by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope today. We urge you not to sign or return any proxy card sent to you by the Company. If you have previously signed a proxy card sent to you by the Company, you can revoke that proxy and vote for Mr. Kalisman rather than Mr. Connally by signing, dating and returning the enclosed GOLD card in the postage-paid envelope.

Remember, if you hold your Company shares with a brokerage firm or bank, only they can exercise voting rights with respect to your shares, and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card for the election of the nominees identified in this proxy statement.

If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor:

Okapi Partners LLC

437 Madison Avenue 28th Floor

New York, NY 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders Call Toll Free: (877) 796-5274

Email: info@okapipartners.com

PRELIMINARY PROXY STATEMENT, DATED MAY 12, 2014

SUBJECT TO COMPLETION

Talisman Group Investments, L.L.C.

324 Royal Palm Way, Suite 229

Palm Beach, Florida 33480

ANNUAL MEETING OF STOCKHOLDERS

OF

ENDEAVOUR INTERNATIONAL CORPORATION

To Be Held on Thursday, May 22, 2014

10:00 a.m. local time

This proxy statement and the accompanying GOLD proxy card are being furnished to stockholders of Endeavour International Corporation (the “Company”) in connection with the solicitation by Talisman Group Investments, L.L.C. and the other participants in this solicitation (collectively, “Talisman” or “we”) of proxies to be used at the Company’s 2014 annual meeting of stockholders (the “Annual Meeting”) which is scheduled to convene on May 22, 2014 at 10:00 a.m., local time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010. This proxy statement and the accompanying GOLD proxy card are first being furnished to stockholders on or about                 , 2014.

At the Annual Meeting, we will seek to:

1.	Elect Mr. Jason Taubman Kalisman, our nominee, to the Board of Directors of the Company (the “Board of Directors”) in opposition to Mr. John B. Connally III, one of the Company’s nominees;

2.	Ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2014;

3.	Reject the Company’s 2014 Stock Incentive Plan;

4.	Vote, on an advisory basis, against the named executive officer compensation; and

5.	Transact any other business that may be properly brought before the Annual Meeting.

The Board of Directors is currently composed of seven (7) directors and the stockholders will elect three (3) directors at the Annual Meeting. As described in the Company’s proxy statement, filed on April 17, 2014, the Company is eliminating the classified structure of the Board of Directors over a period of three years, commencing at the Annual Meeting, which means that four (4) director positions are not subject to election at the Annual Meeting.

Through this proxy statement, we are soliciting proxies to elect Mr. Kalisman, our nominee. In addition, pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended, we are soliciting proxies to elect the candidates nominated by the Company other than Mr. Connally. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominee is elected.

Only stockholders of record at the close of business on April 11, 2014 (the “Record Date”) will be entitled to notice of and to vote at the Annual Meeting.

WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. Please note that if you submit a WHITE proxy card to “WITHHOLD ALL” or “WITHHOLD AUTHORITY” to vote your shares with respect to any of the Company’s nominees, that submission will not cause your shares to be counted as a vote “FOR” our nominee and will result in the revocation of any previous proxy or voting instructions you may have submitted using the GOLD proxy card or voting instruction card. If you have already done so, you may revoke your proxy by delivering a later-dated GOLD proxy card in the enclosed postage-prepaid envelope or by voting in person at the Annual Meeting.

Mr. Kalisman has consented to being named in this proxy statement and to serve as a director if elected. Pursuant to this proxy statement, we are soliciting proxies from holders of the Company’s common stock, par value $0.001 per share (“Common Stock”), the Company’s Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and the Company’s Series C Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) to vote for Mr. Kalisman, our nominee, the Company’s nominees other than Mr. Connally, and for or against the other proposals as described in this proxy statement.

THIS SOLICITATION IS BEING MADE BY TALISMAN AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. TALISMAN IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH TALISMAN IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—

This proxy statement and our GOLD proxy card are available at http://

PRELIMINARY PROXY STATEMENT DATED MAY 12, 2014

SUBJECT TO COMPLETION

INFORMATION ABOUT THE PARTICIPANTS AND THE SOLICITATION

The following persons are or may be deemed to be participants in the solicitation by Talisman Group Investments, L.L.C. with respect to the Annual Meeting, as the term “participant” is defined in the proxy rules promulgated by the Securities and Exchange Commission: Talisman Group Investments, L.L.C., Talisman Realty Capital Master, L.P., The Talisman Group L.L.C., Talisman Group Partners, L.L.C., Talisman Family, L.L.C., and Jason Taubman Kalisman, in his capacity as Chief Executive Officer of Talisman Family, L.L.C. and in his capacity as our nominee. Additional information concerning each participant, including each participant’s beneficial ownership of the Company’s securities, is set forth under “Proposal 1: Election of Directors” and in Annex A and Annex B to this proxy statement, which Annexes are incorporated herein by reference.

Except as set forth in this proxy statement, (i) Mr. Kalisman does not have any family relationships with any executive officer or director of the Company or any of the Company’s nominees, (ii) Mr. Kalisman is not involved in any legal proceedings in which he is adverse to the Company, (iii) Mr. Kalisman does not have a material interest adverse to the Company, (iv) there have been no transactions since the beginning of the Company’s last fiscal year in which the Company was a participant and the amount involved exceeds $120,000 and in which any of the participants in this solicitation or their family members have or had a direct or indirect material interest, (v) Mr. Kalisman has not been indebted to the Company or any of its subsidiaries since the beginning of the Company’s last fiscal year, (vi) no participant in this solicitation is, or was within the past year, party to any contracts, arrangements or understandings with any person with respect to the Company’s securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or of profit, division of losses or profits, or the giving or withholding of proxies, (vii) no participant in this solicitation has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) within the past ten years, and (viii) no participant in this solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. There are no agreements pursuant to which Mr. Kalisman was chosen to be the nominee.

We believe that Mr. Kalisman, if elected, will be entitled to receive compensation currently paid by the Company to its non-executive directors, all subject to required approvals and applicable law, as described in the Company’s proxy statement, dated April 17, 2014. We expect that Mr. Kalisman, if elected, will be indemnified for service as a director of the Company and covered by director and officer liability insurance to the same extent indemnification is provided to the current directors of the Company and that current directors are covered by the Company’s director and officer liability insurance.

Background of the Solicitation

Set forth below are additions and clarifications with respect to the background of the Company’s solicitation, included in the Company’s proxy statement filed on April 17, 2014:

•	The meeting between Mr. Kalisman and other representatives of Talisman Group Investments, L.L.C. and the Company’s Chairman, Chief Executive Officer and President, William L. Transier took place on February 4, 2014, not February 2, 2014.

•	On March 13, 2014, we were notified that the purported stockholder’s Section 16 allegation from the letter dated February 20, 2014, was withdrawn because “Talisman was not a beneficial owner of more than 10% of a class of equity security of Endeavour at the time of its trades.”

•	On March 26, 2014, Talisman’s outside counsel, Ropes & Gray LLP, responded to the second purported stockholder’s Section 16 allegation (which were based on the same set of facts as the withdrawn allegations referred to above) and copied the Company’s outside counsel, Vinson & Elkins LLP, on the response. We understand the plaintiff in this second purported stockholder Section 16 allegation is still pursuing the matter.

•	On March 26, 2014, Mr. Kalisman and Mr. Transier had a conversation regarding the Company’s business strategy and board composition.

•	Between March 26, 2014 and April 11, 2014, Mr. Kalisman and Mr. William D. Lancaster had several conversations regarding the Company’s business strategy and board composition.

•	According to the Company’s proxy statement, on April 2, 2014, Mr. Lancaster agreed to join the Company’s slate of director nominees to be elected at the Annual Meeting.

Presentation to Institutional Shareholder Services

On May 2, 2014, we met with Institutional Shareholder Services (“ISS”) and presented a set of slides (the “ISS Presentation”), which we filed with the Securities and Exchange Commission (“SEC”) later that day and which was publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on May 5, 2014. Based on comments received from the SEC staff (the “Staff”), below are clarifications and corrections to the ISS Presentation:

•	On page 5 of the ISS Presentation, we stated that “We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and could potentially be worth more than $10 per share.” We believe the Company’s share price could be much higher than $2.24 per share, which was the closing price on May 9, 2014. During the past year, the Company’s share price has traded as high as $7.50 (on January 22, 2014) and in the past two years, the Company’s share price has traded as high as $10.74 (on May 31, 2012). Our estimates were based on internal models and third-party estimates, the details of which we did not include in the ISS Presentation. Because we are not permitted to disclose the details from the third party, we withdraw our prior statement and all related numeric inputs found on page 5 of the ISS Presentation.

•	On page 5 and page 7 of the ISS Presentation, we stated that our calculations of the Company’s low-end intrinsic value was based on reports from “a leading energy research and consulting firm.” Under the terms of our contract with this research and consulting firm, we must first obtain consent before publicly disclosing the name of the firm in connection with data derived from their reports which we do not have. Therefore, we withdraw the references to “a leading research and consulting firm.”

•	On page 14 of the ISS Presentation, we stated that the Company’s private financing transaction (the “Financing”) with Whitebox Advisors LLC and certain of its affiliated funds (the “Purchasers”) “[i]mplied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued”. The Company issued shares of common stock, warrants and convertible notes, as described in its Form 8-K filed on March 6, 2014. In its Form 8-K, the Company also stated that “to the extent the issuance of additional securities would result in the issuance of over 20% of the Company’s outstanding common stock, such issuance will be subject to the receipt of stockholder approval.” On March 13, 2014, the Company filed a Form 8-K disclosing that it had exercised its option to sell an additional $5 million of convertible notes to the Purchaser. Subject to the stockholder vote described above, the Purchasers have an option to purchase an additional $25 million of securities which, depending on the timing of the exercise, could equal approximately 25% of the outstanding common stock of the Company assuming full conversion of the warrants and convertible notes. However, the Financing as structured has not required stockholder approval under the rules of New York Stock Exchange (“NYSE”) because the securities issued to date represent less than 20% of the Company’s outstanding shares as calculated in accordance with the rules of the NYSE. Accordingly, we withdraw the “no stockholder vote” reference.

•	On page 14 of the ISS Presentation, we stated that “[w]e believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders.” Our belief that the Company was offered financing on terms more favorable to stockholders than the Whitebox Financing was based on private conversations with stockholders, but we were not part of any conversations between such stockholders and the Company and, therefore, we withdraw such statement.

•	On page 28 of the ISS Presentation, we discussed the Company’s U.S.-based assets and stated “…the public markets currently ascribe little to no value to these assets.” We withdraw such statement because public investors could ascribe substantial value to such assets.

•	On page 34 of the ISS Presentation, we stated that “Court records show that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation” and included a quote from the First Amended Petition and Original Answer to Defendant’s Counterclaims filed by SM Energy Company, et. al., on September 13, 2013 in the District Court in Harris County, Texas. The plaintiff’s petition alleged that during a meeting on November 30, 2011, “Mr. Transier asserted that Endeavour had liquidity problems with its capital commitments related to two wells currently being drilled in the North Sea and that its board/investors did not want to consummate the transactions.” We note that to our knowledge, there is no other court record testifying to this alleged fact, such as a court decision, sworn affidavit or testimony transcript. We therefore withdraw the statement.

•	On page 11 of the ISS Presentation, we characterized dilution from the Monetary Production Payment as “undisclosed” and that the Company’s disclosure was not included in an earnings release or discussed openly during a conference call, but rather “hidden” in a separate Form 8-K filing. The Company filed a timely Form 8-K. We therefore withdraw such statements.

•	On pages 11-14 of the ISS Presentation, we labeled the slides as “Value Destruction and Misinformation.” We used the term “Value Destruction” to illustrate the nearly 70% decline in the Company’s common stock from May 1, 2009 through April 30, 2014. The term “Misinformation” was not used to impugn the character, integrity or personal reputation of the Company’s management and board of directors. We withdraw the characterization of the Company’s statements as “misinformation.”

•	On page 28 of the ISS Presentation, we stated that “We also believe the Board either erred or intentionally concluded its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved).” The term “intentionally” was not used to impugn the character, integrity or personal reputation of the Company’s management and board of directors. We therefore withdraw the term “intentionally” and revise such statement to read, in its entirety, “We also believe the Board erred when it concluded its strategic review before key assets like Alba and Rochelle had stabilized (and best value could be achieved)”.

Proposal 1: Election of Directors

The Board of Directors is currently composed of seven (7) directors and the stockholders will elect three (3) directors at the Annual Meeting. As described in the Company’s proxy statement, filed on April 17, 2014, the Company is eliminating the classified structure of the Board of Directors over a period of three years, commencing at the Annual Meeting, which means that four (4) director positions are not subject to election at the Annual Meeting.

Through this proxy statement, we are soliciting proxies to elect Mr. Kalisman, our nominee. In addition, pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended, we are soliciting proxies to elect the candidates nominated by the Company other than Mr. Connally. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominee is elected.

There is no cumulative voting in the election of directors and the directors will be elected by a plurality of the votes cast at the Annual Meeting.

We are seeking your support for the election of Mr. Kalisman, our nominee, and the Company’s nominees other than Mr. Connally, as directors at the Annual Meeting. WE STRONGLY RECOMMEND A VOTE FOR MR. KALISMAN, OUR NOMINEE.

Our Nominee:

JASON TAUBMAN KALISMAN (35). Mr. Kalisman is the Chief Executive Officer of Talisman Group Investments, L.L.C., an investment firm, which is one of the largest beneficial owners of Endeavour International Corporation. Prior to founding Talisman in 2012, Mr. Kalisman was at GEM Realty Capital, an investment firm, serving as Vice President from 2010 to 2012 and Financial Analyst in 2009. Previously, Mr. Kalisman was at Goldman Sachs in New York and London, where his service included extensive real estate industry and investing experience as a member of both the Real Estate and Structured Products Groups. Mr. Kalisman graduated from Harvard College with a Bachelor of Arts degree in Economics and Stanford Graduate School of Business with a Master of Business Administration, where he was also a recipient of their Certificate in Global Management. Mr. Kalisman has also earned the right to use the Chartered Financial Analyst designation.

Mr. Kalisman has served on the Board of Directors of Morgans Hotel Group Co., a publicly traded company, since March 2011 and as Chairman since June 2013. He has also served as interim Chief Executive Officer of Morgans Hotel Group Co. since August 2013.

Mr. Kalisman would bring to the Board his valuable expertise in corporate finance and governance matters as well as over a decade of investment and restructuring experience. Mr. Kalisman’s business address is 324 Royal Palm Way, Suite 229, Palm Beach, FL 33480.

Except as otherwise disclosed in this proxy statement, Mr. Kalisman does not have any contract, arrangement or understanding with the Company, or any financial interest concerning the Company.

With respect to this proposal, the accompanying GOLD proxy card will be voted in accordance with the stockholder’s instructions on such GOLD proxy card. Stockholders may vote for our nominee by marking the proper box on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted “FOR” the nominees identified in the GOLD proxy card.

WE RECOMMEND A VOTE “FOR” THE ELECTION OF MR. KALISMAN.

Proposal 2: Ratification of Selection of Auditors

According to the Company’s proxy statement, the Company will solicit proxies to ratify the selection of Ernst & Young LLP (“E&Y”) to serve as the Company’s independent auditor for the fiscal year ending December 31, 2014. Please refer to the Company’s proxy statement for a discussion of this proposal.

We recommend a vote “FOR” this proposal. Stockholders may vote on the ratification of the appointment of E&Y by marking the proper box on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted “FOR” the ratification of the appointment of E&Y. The affirmative vote of a majority of the votes present and entitled to vote at the Annual Meeting with respect to the matter is required to ratify the appointment of E&Y. For purposes of the vote on this proposal, broker non-votes will not count and will have no effect on the result of the vote. An abstention will have the same effect as a vote against the proposal.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF E&Y TO

SERVE AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING

DECEMBER 31, 2014.

Proposal 3: Vote on the Adoption of the Company’s 2014 Stock Incentive Plan

According to the Company’s proxy statement, the Company will solicit proxies to approve a new 2014 Long-Term Incentive Plan (the “2014 Stock Incentive Plan”) that allows the Company to grant options, restricted stock awards, performance awards, incentive awards and bonus stock awards. The 2014 Stock Incentive Plan would replace the Company’s current long-term incentive plans by consolidating the current plans and increasing the number of shares of common stock available for issuance under awards by 2,075,000 shares. Please refer to the Company’s proxy statement for a more detailed discussion of this proposal.

We recommend a vote “AGAINST” this proposal. Stockholders may vote on the adoption of the Company’s 2014 Stock Incentive Plan by marking the proper box on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted “AGAINST” the adoption of the Company’s 2014 Stock Incentive Plan. The affirmative vote of a majority of the votes present and entitled to vote at the Annual Meeting with respect to the matter is required to adopt the Company’s 2014 Stock Incentive Plan. For purposes of the vote on this proposal, broker non-votes will not count and will have no effect on the result of the vote. An abstention will have the same effect as a vote against the proposal.

WE RECOMMEND A VOTE “AGAINST” THE ADOPTION OF THE COMPANY’S 2014 STOCK INCENTIVE PLAN.

Proposal 4: Advisory Vote on Executive Compensation

According to the Company’s proxy statement, the Company will solicit proxies to approve, on an advisory basis, the compensation paid to the Company’s named executive officers. The advisory vote is not binding on the Company, the Board or management of the Company. According to the Company’s proxy statement, the Compensation Committee and the Board intend to carefully consider the stockholder vote resulting from the proposal in making future decisions regarding the compensation of its named executive officers. According to the Company’s proxy statement, the Company will hold future non-binding stockholder advisory votes on the executive compensation of the Company’s named executive officers every year at the Company’s annual meeting of stockholders. Please refer to the Company’s proxy statement for a more detailed discussion of this proposal.

We recommend a vote “AGAINST” this proposal. Stockholders may vote on the advisory vote on executive compensation by marking the proper box on the GOLD proxy card. If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted “AGAINST” the advisory vote on executive compensation. The affirmative vote of a majority of the votes present and entitled to vote at the Annual Meeting with respect to the matter is required to endorse (on a non-binding advisory basis) the compensation of the Company’s named executive officers. For purposes of the vote on this proposal, broker non-votes will not count and will have no effect on the result of the vote. An abstention will have the same effect as a vote against the proposal.

WE RECOMMEND A VOTE “AGAINST” THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.

VOTING PROCEDURES

According to the Company’s proxy statement, holders of Common Stock, Series B Preferred Stock and Series C Preferred Stock of record on the Record Date are entitled to notice of and to vote at the Annual Meeting. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date. At the Annual Meeting, stockholders of record on the Record Date are entitled to one vote for each proposal per share of Common Stock, 0.14 votes for each share of Series B Preferred Stock and 114.3 votes for each share of Series C Preferred Stock.

According to the Company’s proxy statement, as of the Record Date, the Company had 50,340,888 shares of Common Stock, 19,714 shares of Series B Preferred Stock and 37,000 shares of Series C Preferred Stock outstanding and entitled to be voted at the Annual Meeting. As explained in the detailed instructions on your GOLD proxy card, there are two ways you may vote your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock as follows:

•	Sign, date and return the proxy card in the postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting; or

•	Vote in person by attending the Annual Meeting. Written ballots will be distributed to stockholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other nominee, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting.

If you vote by proxy, the individuals named on the proxy card (the “Proxy Holders”) will vote your shares in the manner you indicate. You may specify whether your shares should be voted FOR Mr. Kalisman and the candidates nominated by the Company other than Mr. Connally, to withhold authority for Mr. Kalisman or any candidate nominated by the Company other than Mr. Connally and whether your shares should be voted for, against or abstain from voting with regards to each of the other proposals. If you sign and return the GOLD proxy card without indicating your instructions, your shares will be voted as follows:

•	FOR the election of Mr. Kalisman and the candidates nominated by the Company other than Mr. Connally;

•	FOR the ratification of the selection of Ernst & Young LLP as independent auditor for the fiscal year ended December 31, 2014;

•	AGAINST the adoption of the Company’s 2014 Stock Incentive Plan; and

•	AGAINST the advisory vote on executive compensation.

With respect to other matters that may properly come before the Annual Meeting, or at any postponement or adjournment thereof, the Proxy Holders will vote the shares they have been authorized to represent in accordance with their discretion. To the extent that other matters properly come before the Annual Meeting that do not fall within the Proxy Holders’ voting discretion, the Proxy Holders may not vote the shares they have been authorized to represent on such matters. To the extent that approval of such matters requires the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present at the Annual Meeting, the effect of shares not voted would be the same as a vote against the proposal.

If you are the beneficial owner of shares held through a bank, broker or other nominee on the Record Date, such institution should provide you with information regarding the methods by which you can direct such institution to vote your shares. Your bank, broker or other nominee might send you, for example, a voting instruction card to be completed, signed, dated and returned by a date in advance of the Annual Meeting, and/or information on how to communicate your voting instructions to your bank, broker or other nominee by telephone or over the Internet.

If you are the beneficial owner of shares held though a bank, broker or other nominee, we encourage you to provide instructions to such institution to vote your shares by proxy for Mr. Kalisman and the candidates nominated by the Company other than Mr. Connally. This ensures that your shares will be voted at the Annual Meeting.

Broker Non-Votes and Required Votes

If you hold your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock, such shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. The election of directors at the Annual Meeting, as well as the other proposals described herein, are “non-routine matters” and banks, brokers or other nominees do not have discretionary authority to vote your shares of Common Stock on such “non-routine matters.” Therefore, unless you provide specific voting instructions to your bank, broker or other nominee, it will not have discretionary authority to vote your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock for the election of directors at the Annual Meeting and your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock will not be voted for the proposals set forth herein. If your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock are held in street name, your bank, broker or other nominee has enclosed a voting instruction card with this proxy statement. We strongly encourage you to vote your shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock by following the instructions provided on the voting instruction card.

Revocation of Proxies

Any stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

•	submitting any properly executed, subsequently dated proxy card that will revoke all prior proxy cards, including any white or gold proxy cards which you may have submitted to the Company;

•	attending the Annual Meeting and withdrawing your proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to Talisman c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, New York 10022, or the Corporate Secretary of the Company at 811 Main Street, Suite 2100, Houston, Texas 77002.

Although a revocation is effective if delivered to the Company, Talisman requests that either the original or a copy of any revocation be mailed to Talisman c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, New York 10022, so that Talisman will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON, OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO TALISMAN OR TO THE CORPORATE SECRETARY OF THE COMPANY.

Other Matters to be Considered at the Annual Meeting

Except as set forth above, we are not aware of any other matters to be brought before the Annual Meeting. Should other matters properly be brought before the Annual Meeting, the attached GOLD proxy card, when duly executed, will give the Proxy Holders named therein discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting. In furtherance of the foregoing, should the Board of Directors, management or any other stockholder bring before the Annual Meeting any proposal to adjourn the Annual Meeting, the attached GOLD proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on such adjournment proposal.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

SOLICITATION OF PROXIES

This solicitation is being made by Talisman and not on behalf of the Board of Directors or management of the Company. We have entered into an agreement with Okapi Partners LLC for solicitation and advisory services in connection with this solicitation, for which Okapi Partners LLC will receive a fee not to exceed $            , together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means. We will request such individuals and institutions to forward all solicitation materials to the beneficial owners of the shares of Common Stock, Series B Preferred Stock or Series C Preferred Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Okapi Partners LLC will employ up to              persons to solicit the Company’s stockholders for the Annual Meeting. In addition to soliciting proxies by mail, our officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone.

Talisman will pay the cost of this solicitation of proxies at the Annual Meeting, including the cost of preparing, assembling and mailing this proxy material to stockholders. If this solicitation is successful and Mr. Kalisman is elected to the Board of Directors, we may, without seeking further approval by the Company’s stockholders, seek reimbursement of these solicitation expenses from the Company.

Our aggregate expenses, including those of our proxy solicitor, Okapi Partners LLC, related to our solicitation of proxies, excluding salaries and wages of our regular employees are expected to be approximately $            , of which approximately $             has been incurred as of the date of this proxy statement.

ADDITIONAL INFORMATION

Please refer to the Company’s proxy statement for (i) the date by which proposals of stockholders intended to be presented at the 2015 annual meeting of stockholders must be received by the Company in order to be included in the Company’s proxy materials for that meeting, (ii) the date by which the submission of nominees of stockholders intended to be nominated as directors at the 2015 annual meeting of stockholders must be received by the Company in order to be included in the Company’s proxy materials for that meeting, (iii) information regarding the securities of the Company held by the Company’s directors, nominees, executive officers and beneficial holders of more than five percent of the Common Stock, (iv) information concerning compensation of directors and executive officers of the Company and (v) information concerning the Company’s nominees in connection with Proposal 1 and Proposals 2, 3 and 4. We take no responsibility for the accuracy or completeness of such information contained in the Company’s public filings.

Annex A

INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION

The following persons are deemed participants, as the term “participant” is defined in the proxy rules promulgated by the Securities and Exchange Commission, in the solicitation of proxies with respect to the Annual Meeting: Talisman Group Investments, L.L.C., a Delaware limited liability company, Talisman Realty Capital Master, L.P., a Cayman Islands exempted limited partnership, The Talisman Group L.L.C., a Delaware limited liability company, Talisman Group Partners, L.L.C., a Delaware limited liability company, Talisman Family, L.L.C., a Delaware limited liability company, and Mr. Kalisman. The business address for each participant is 324 Royal Palm Way, Suite 229, Palm Beach, FL 33480.

RELATIONSHIPS AMONG THE NOMINEES

There are no relationships between Mr. Kalisman and any candidate nominated by the Company. We previously identified Mr. Lancaster to the Company as a potential director nominee and intended to include Mr. Lancaster as a nominee in this proxy statement. The Company agreed to include Mr. Lancaster in its slate of nominees for the Annual Meeting.

THE PARTICIPANTS’ INVOLVEMENT IN LEGAL PROCEEDINGS WITH THE COMPANY

None of the participants in this solicitation have been involved in legal proceedings with the Company.

A-1

Annex B

BENEFICIAL OWNERSHIP IN, AND TRANSACTIONS IN SECURITIES OF, THE COMPANY

Other than as set forth in this Annex B, none of the participants is the record or beneficial owner of any securities of the Company or any parent or subsidiary of the Company, and other than as set forth in this Annex B, none of the participants has effected transactions in any securities of the Company within the past two years or was a party to any contract, arrangements or understanding with any person with respect to the securities of the Company within the past year.

The aggregate number of shares of Common Stock and the percentage of total outstanding Common Stock beneficially owned by Talisman are set forth below. References to percentage ownerships of Common Stock are based upon 51,961,458 shares of Common Stock outstanding, which includes (i) 50,340,888 shares of Common Stock stated to be outstanding in the Company’s proxy statement as filed with the Securities and Exchange Commission on April 17, 2014, and (ii) 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes. Talisman is the record holder of 100 shares of Common Stock and may be deemed to beneficially own an aggregate of 7,620,570 shares of Common Stock, consisting of 2,000,000 shares of Common Stock, 1,620,570 shares of Common Stock issuable upon conversion of the Company’s 5.5% Senior Notes due 2016 (the “Convertible Notes”), and 4,000,000 shares of Common Stock deliverable upon exercise of the options that are exercisable within 60 days of April 25, 2014, which constitutes 14.67% of the Common Stock. Our beneficial ownership of the Company’s securities may change from time to time to the extent we purchase or sell any securities of the Company; however the number of shares of Common Stock we may vote at the Annual Meeting has been fixed as of the Record Date.

Direct and Indirect Interests of the Participants in the Solicitation

The following table sets forth certain information regarding the beneficial ownership of the Common Stock by each of the participants in this solicitation, as of April 25, 2014:

Participant	Securities of Endeavour International Corporation beneficially owned		Other Interests
Talisman Group Investments, L.L.C.	7,620,570	*
Talisman Realty Capital Master, L.P.	7,620,570	*
Talisman Group Partners, L.L.C.	7,620,570	*
The Talisman Group L.L.C.	7,620,570	*
Talisman Family, L.L.C.	7,620,570	*
Jason Taubman Kalisman	7,620,570	*

*	Talisman Realty Capital Master, L.P. (“Talisman Fund”), is the beneficial owner of 7,620,570 shares of the Company’s Common Stock, consisting of (a) 2,000,000 shares of Common Stock, (b) 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, and (c) 4,000,000 shares of Common Stock deliverable upon exercise of the options that are exercisable within 60 days of April 25, 2014.

Talisman Group Partners, L.L.C. (“Talisman GP”) is the general partner of the Talisman Fund. Talisman Group Investments, L.L.C. (“TGI”) is the investment manager of the Talisman Fund. The Talisman Group L.L.C. (“Talisman Group”) is the manager of TGI. Talisman Family, L.L.C. (“Talisman Family”) is the manager of Talisman Group. Jason Taubman Kalisman is the managing member of Talisman Family. Due to the relationships described above, Talisman GP, TGI, Talisman Group, Talisman Family, and Mr. Kalisman may be deemed to share voting and dispositive power with respect to shares held by the Talisman Fund. Each of these entities and Mr. Kalisman disclaims beneficial ownership of the securities held by the Talisman Fund except to the extent of any pecuniary interest therein.

The following table sets forth, with respect to the participants in this solicitation, (1) transactions in any securities of the Company within the past two years and (2) any contract, arrangements or understanding, including puts and calls, with any person with respect to the securities of the Company within the past year:

Class of Security	Securities Purchased/(Sold)	Date of Purchase/Sale
Common Stock	100,000	1/14/2013
Common Stock	80,000	1/18/2013
Common Stock	70,000	1/22/2013
Common Stock	36,596	1/23/2013
Common Stock	13,404	1/24/2013
Common Stock	71,223	1/25/2013
Common Stock	36,277	1/28/2013
Common Stock	22,500	1/29/2013
Common Stock	45,000	2/4/2013
Common Stock	25,000	2/5/2013
Common Stock	50,000	2/7/2013
Common Stock	126,400	2/14/2013
Common Stock	223,600	2/15/2013
Common Stock	25,000	2/19/2013
Common Stock	50,000	2/22/2013
Convertible Notes(1)	4,000	2/22/2013
Common Stock	25,000	2/25/2013
Convertible Notes(1)	3,000	2/25/2013
Convertible Notes(1)	1,000	2/26/2013
Convertible Notes(1)	1,000	2/27/2013
Convertible Notes(1)	1,399	2/28/2013
Convertible Notes(1)	101	2/28/2013
Convertible Notes(1)	2,000	3/1/2013
Convertible Notes(1)	2,500	3/5/2013
Convertible Notes(1)	(1,000)	3/8/2013
Convertible Notes(1)	1,395	4/1/2013
Convertible Notes(1)	1,500	4/9/2013
Senior Notes(2)	3,000	4/11/2013
Convertible Notes(1)	605	4/12/2013
Common Stock	100,000	4/15/2013
Common Stock	(13,000)	4/24/2013
Common Stock	(8,600)	4/25/2013
Common Stock	(78,400)	4/30/2013
Convertible Notes(1)	1,000	6/18/2013
Call Option(3)	213	6/21/2013
Call Option(3)	287	6/24/2013
Call Option(3)	2	6/25/2013
Convertible Notes(1)	1,500	6/28/2013
Convertible Notes(1)	1,000	7/9/2013
Common Stock	400,000	7/10/2013
Call Option(3)	(850)	7/22/2013
Call Option(4)	(62)	7/31/2013
Call Option(4)	62	7/31/2013
Call Option(3)	(6,552)	7/31/2013
Senior Notes(2)	(3,000)	8/6/2013
Call Option(3)	1,900	8/6/2013

Class of Security	Securities Purchased/(Sold)	Date of Purchase/Sale
Common Stock	(96,000)	8/30/2013
Call Option(3)	5,800	9/3/2013
Call Option(3)	5,800	9/3/2013
Call Option(3)	1,700	9/10/2013
Call Option(3)	1,000	9/12/2013
Call Option(3)	1,500	9/16/2013
Common Stock	(54,000)	9/19/2013
Common Stock	(250,000)	9/30/2013
Common Stock	(43,534)	10/17/2013
Common Stock	(56,466)	10/18/2013
Convertible Notes(1)	(1,000)	10/18/2013
Common Stock	78,300	10/22/2013
Common Stock	35,743	10/23/2013
Common Stock	(14,043)	10/31/2013
Common Stock	81,847	11/6/2013
Common Stock	593,153	11/7/2013
Common Stock	300,375	11/8/2013
Common Stock	274,625	11/11/2013
Common Stock	40,776	11/12/2013
Common Stock	59,224	11/13/2013
Common Stock	9,999	12/10/2013
Convertible Notes(1)	3,000	12/18/2013
Common Stock	(859,999)	12/20/2013
Call Option(5)	20,000	12/20/2013
Common Stock	350,000	12/23/2013
Common Stock	20,000	12/27/2013
Common Stock	25,000	12/30/2013
Common Stock	65,000	12/31/2013
Common Stock	2,300	1/3/2014
Common Stock	37,700	1/6/2014
Convertible Notes(1)	2,000	1/14/2014
Convertible Notes(1)	1,000	1/21/2014
Convertible Notes(1)	1,000	1/23/2014
Convertible Notes(1)	2,500	1/23/2014
Convertible Notes(1)	(500)	1/23/2014
Convertible Notes(1)	1,000	1/24/2014
Common Stock	(1,000,000)	1/31/2014
Call Option(5)	20,000	1/31/2014
Common Stock	136,000	2/3/2014
Common Stock	64,000	2/4/2014
Common Stock	619,045	2/5/2014
Common Stock	180,955	2/6/2014
Call Option(5)	(40,000)	3/3/2014
Call Option(6)	40,000	3/3/2014

(1)	Each of the Company’s 5.5% Convertible Senior Notes due 2016 (the “Convertible Notes”) has a principal amount of $1,000 and is immediately convertible into 54.019 shares of Common Stock.
(2)	Each of the Company’s 12% Senior Notes due 2018 (the “Senior Notes”) has a principal amount of $1,000.
(3)	Represents options to acquire 100 shares of Common Stock. These call options were purchased or sold on an exchange and expire on September 21, 2013. The per share exercise price of these call options is $5.00.

(4)	Represents options to acquire 100 shares of Common Stock. These call options were purchased or sold on an exchange and expire on August 17, 2013. The per share exercise price of these call options is $5.00.
(5)	Represents European-style options to acquire 100 shares of Common Stock. These call options were purchased or sold on an exchange and expire on April 19, 2014. The per share exercise price of these call options is $5.50.
(6)	Represents options to acquire 100 shares of Common Stock. These call options were purchased or sold on an exchange and expire on September 20, 2014. The per share exercise price of these call options is $5.00.

PRELIMINARY PROXY SUBJECT TO COMPLETION

Talisman c/o Okapi Partners LLC

437 Madison Avenue 28th Floor

NEW YORK, NY 10022

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Talisman c/o Okapi Partners LLC, 437 Madison Avenue 28th Floor, New York, NY 10022.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

PRELIMINARY PROXY SUBJECT TO COMPLETION

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

  ENDEAVOUR

  INTERNATIONAL

  CORPORATION

	For	Withhold
Talisman Group Investments, L.L.C. recommends that you vote FOR the following:	☐	☐

1. Elect Jason T. Kalisman, our nominee, to the board of directors.

Talisman intends to use this proxy to vote “FOR” (1) Jason T. Kalisman and (2) the candidates, who have been nominated by the Company other than John B. Connally III. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if Mr. Kalisman is elected.

Talisman is NOT seeking authority to vote for and will NOT exercise any authority for John B. Connally III, one of the Company’s nominees.

Note: If you do not wish for your shares to be voted “FOR” the persons who have been nominated by the Company to serve as director, other than John B. Connally III, write the name of the Company nominee in the following space:_______________________________________________________________________

Talisman Group Investments, L.L.C. recommends that you vote FOR the following Company proposal:
		For	Against	Abstain

2.	Ratification of appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm.	☐	☐	☐

Talisman Group Investments, L.L.C. recommends you vote AGAINST the following Company proposal:

3.	Vote on the adoption of the Company’s 2014 Stock Incentive Plan	☐	☐	☐

Talisman Group Investments, L.L.C. recommends you vote AGAINST the following Company proposal:

4.	Advisory vote on executive compensation	☐	☐	☐

NOTE: To transact such other business as may properly come before the reconvened Annual Meeting or any other adjournment or postponement of the Annual Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date

PRELIMINARY PROXY SUBJECT TO COMPLETION

ENDEAVOUR INTERNATIONAL CORPORATION Annual Meeting of Stockholders May 22, 2014 10:00 AM This proxy is solicited by Talisman Group Investments, L.L.C.

The undersigned hereby constitutes and appoints Jason Kalisman and Jeffrey Katz, and each of them, as proxies with full power of substitution, to represent and vote all of the shares which the undersigned is entitled to vote at the annual meeting of stockholders (the “Annual Meeting”) Endeavour International Corporation (the “Company”) in such manner as they, or any of them, may determine on any matters which may properly come before the Annual Meeting or any adjournments thereof and to vote on the matters set forth on the reverse side as directed by the undersigned. The Annual Meeting is scheduled to be convened by the Company on Thursday, May 22, 2014 at 10:00 a.m., local time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas 77010. The undersigned hereby revokes any proxies previously given.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” PROPOSALS 1 AND 2 AND WILL BE VOTED “AGAINST” PROPOSALS 3 AND 4. THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR DISCRETION UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS THEREOF.

Continued and to be signed on reverse side